EXHIBIT 99.1

HEXO Corp aligns its operations with its 2020 expectations, reduces cost structure

GATINEAU, Quebec, Oct. 24, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) announced today it has taken steps to reduce its workforce. The Company is rightsizing its operations to adjust to a changing market and regulatory environment with a view towards profitability and long-term stability.

“This has been my hardest day at HEXO Corp,” said Sebastien St-Louis, CEO and co-founder of the Company. “While it is extremely difficult to say goodbye to trusted colleagues, I am confident that we have made sound decisions to ensure the long-term viability of HEXO Corp. The actions taken this week are about rightsizing the organization to the revenue we expect to achieve in 2020.”

As noted in an earlier press release to provide preliminary fourth quarter 2019 revenue results, slower than expected store rollouts, a delay in government approval for cannabis derivative products and early signs of pricing pressure are being felt nationally. The delay in retail store openings in our major markets has meant that the access to a majority of the target customers has been limited. Additionally, regulatory uncertainty across the pan-Canadian system and jurisdictional decisions to limit the availability and types of cannabis derivative products have contributed to an increased level of unpredictability.

As part of the changes to its operations, the Company has eliminated approximately 200 positions across its departments and locations. The cuts include the elimination of some executive positions and the departures of Arno Groll, Chief Manufacturing Officer and Nick Davies, Chief Marketing Officer.

The Company plans to release its complete financial results for the year ended July 31, 2019 on October 28, 2019, and hold its earnings call at 8:30 a.m. EDT on Tuesday, October 29, 2019.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com